HAHT COMMERCE, INC.
                                 400 NEWTON ROAD
                          RALEIGH, NORTH CAROLINA 27615


VIA EDGAR                                                     January 10, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng

         Re: HAHT Commerce, Inc.
             Registration Statement on Form S-1 (Reg. No. 333-49512)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of our Registration Statement referenced above. The offering contemplated by this Registration Statement has been terminated due to unfavorable market conditions in our industry, as indicated by the IPO market for comparable companies and by the reductions in the stock prices of comparable public companies over the past few months. In addition, please be advised that HAHT has not printed or circulated preliminary prospectuses nor made any offers under the Registration Statement.

         Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

         Otherwise, please direct all inquiries to Donald R. Reynolds at (919) 781-4000.

                                                     Respectfully,

                                                     HAHT COMMERCE, INC.


                                                     /s/ Rowland Archer
                                                     ---------------------------
                                                     Rowland Archer
                                                     Chairman

cc: Donald R. Reynolds, Esq.